Graham Corporation

20 Florence Avenue

Batavia, New York

May 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Graham Corporation

Registration Statement on Form S-3

Filed May 13, 2024

(File No. 333-279355)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Graham Corporation, a Delaware corporation, hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-279355), initially filed with the U.S. Securities and Exchange Commission on May 13, 2024, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time on May 22, 2024 or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

Graham Corporation

By:	/s/ Christopher Thome
Christopher Thome Vice President – Finance, Chief Financial Officer and Chief Accounting Officer